PROSPECTUS
                               Up to 85,000 SHARES

                                   FUNCO, INC.

                                  COMMON STOCK

         This prospectus relates to up to 85,000 shares of Common Stock, par value $.01 per share (the "Common Stock"), of FUNCO, INC. (the "Company") that may be offered for sale for the account of certain shareholders ("Selling Shareholders") of the Company as stated herein under the heading "Selling Shareholders." No period of time has been fixed within which the shares covered by this prospectus may be offered or sold.

         The up to 85,000 shares of Common Stock offered hereby are being sold by the Selling Shareholders. The Company will not receive any of the proceeds from the sale of Common Stock. See "Selling Shareholders."

         The Common Stock of the Company is quoted on The NASDAQ National Market System ("NMS") under the symbol FNCO. On November 18, 1996, the last sale price of the Common Stock as reported by NMS was $8.50.

INVESTORS SHOULD CONSIDER CAREFULLY THE FACTORS SET FORTH UNDER "RISK FACTORS."
                         ------------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
        THE SECURITIES AND EXCHANGE COMMISSION, NOR ANY STATE SECURITIES
             COMMISSION,PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                 PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.
         The Selling Shareholders have advised the Company that sales of the shares of Common Stock offered hereunder by them, or by their pledgees, donees, transferees or other successors in interest, may be made from time to time on the NMS, through negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. See "Plan of Distribution."

         Pursuant to a registration rights agreement with the Company, a portion of the expenses of registering the shares was paid by certain Selling Shareholders, and the Company paid the balance. In addition, such agreement provided for certain other usual and customary terms, including that the Company and certain Selling Shareholders indemnify each other against certain liabilities, including liabilities arising under the Securities Act of 1933 ("Securities Act"). The Company and such Selling Shareholders have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. All selling expenses incurred by the Selling Shareholders in connection with this offering, including any fees and commissions payable to underwriters, brokers, agents or other persons will be borne by the Selling Shareholders. See "Selling Shareholders."

         No person has been authorized to give any information or to make any representations not contained or incorporated by reference in this prospectus in connection with the offer described in this prospectus and, if given or made, such information and representations must not be relied upon as having been authorized by the Company or any of the Selling Shareholders. Neither the delivery of this prospectus nor any sale made under this prospectus shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof or since the date of any documents incorporated herein by reference. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates, or an offer or solicitation in any state to any person to whom it is unlawful to make such offer in such state.

                THE DATE OF THIS PROSPECTUS IS NOVEMBER 19, 1996


                               TABLE OF CONTENTS
                                                                        Page


AVAILABLE INFORMATION.................................................. -2-

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE........................ -2-

PROSPECTUS SUMMARY..................................................... -3-

THE COMPANY............................................................ -3-

RISK FACTORS........................................................... -4-

SELLING SHAREHOLDERS................................................... -7-

USE OF PROCEEDS........................................................ -8-

PLAN OF DISTRIBUTION................................................... -8-

LEGAL MATTERS.......................................................... -8-

EXPERTS................................................................ -9-


                              AVAILABLE INFORMATION


         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such material can be inspected and copied at the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 75 Park Place, New York, New York 10007 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

         This prospectus does not contain all of the information set forth in the registration statement of which this prospectus is a part and which the Company has filed with the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the registration statement, including the exhibits filed or incorporated as a part thereof, copies of which can be inspected at, or obtained at prescribed rates from, the Public Reference Section of the Commission at the address set forth above. For further information, reference is made to the registration statement and its exhibits.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company with the Commission are incorporated by reference into this prospectus: (1) the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1996 (File No. 0-21876); (2) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1996; (3) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 1996; (4) Amendment No. 1 to the Company's registration statement on Form S-1 filed with the Commission on June 21, 1993 (Reg. No. 33-63782); (5) all other reports filed by the Company pursuant to Sections 13, 14 or 15(d) of the Exchange Act since March 31, 1996; (6) the Company's registration statement on Form 8-A filed with the Commission on June 3, 1993.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering hereunder shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document, all or any portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

         The Company will provide without charge to each person to whom a copy of this prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above or elsewhere herein which have been incorporated herein by reference (other than certain exhibits to such documents). Written requests for such copies should be directed to Robert M. Hiben, Funco, Inc., 10120 West 76th Street, Eden Prairie, Minnesota 55344. Telephone requests should be directed to Mr. Hiben at (612) 946-8883.


                               PROSPECTUS SUMMARY


         THE INFORMATION CONTAINED IN THIS PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION, INCLUDING THE FINANCIAL STATEMENTS AND NOTES THERETO, INCORPORATED BY REFERENCED IN THIS PROSPECTUS.

                                   THE COMPANY

         Funco, Inc. ("Funco" or the "Company"), through its FUNCOLAND stores, is a leading specialty retailer of new and previously played interactive entertainment. The Company's products include a wide selection of video games, related hardware and accessories, with each store offering approximately 3,000 different game titles. While the majority of the Company's merchandise is previously played and is sold at an average of half the price for which these products originally sold new, the Company also carries a selection of new inventory. The FUNCOLAND store concept provides consumers an opportunity to sell video games that they no longer play and apply that value toward other new or previously played video games. The Company emphasizes personalized attention to its customers and provides game sampling areas to assist in selection of new and previously played games. As of September 29, 1996, the Company operated 176 retail stores in 12 major metropolitan areas. These stores are supported by Funco's mail order operation and its publication, through a wholly-owned subsidiary, Sunrise Publications, Inc., of GAME INFORMER, a video game magazine with over 100,000 paid subscribers.

         The Company was incorporated under the laws of the State of Minnesota on March 23, 1988. The Company's principal executive offices are located at 10120 West 76th Street, Eden Prairie, Minnesota 55344. Its telephone number is
  (612) 946-8883.

                              SELLING SHAREHOLDERS

         This Prospectus relates to the offering of up to 85,000 shares of Common Stock of the Company by certain selling Shareholders. No shares are being offered for the account of the Company, and the Company will not receive any of the proceeds from the sales thereof.


                                  RISK FACTORS

         IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, POTENTIAL PURCHASERS SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS IN EVALUATING THE COMPANY, ITS BUSINESS AND THE SHARES OF COMMON STOCK OFFERED HEREBY.

EXPANSION STRATEGY

         The Company's future success depends upon the performance of its existing stores, the Company's ability to open new stores and their resulting performance. In the first half of fiscal 1997 the Company initiated its expansion efforts on the West Coast by opening 4 stores in the San Francisco Bay area, and is planning to open approximately 5 additional stores in that market during the second half of the year. The Company anticipates increasing its total store count to approximately 185 during fiscal 1997. Management believes that the addition of new stores will continue to be a principal component of the Company's growth for the foreseeable future. The Company's ability to open and operate new stores profitably will depend on several factors, including, but not limited to, the Company's ability to finance such expansion, the availability of suitable store locations, the negotiation of acceptable lease terms, the ability to attract, train and retain qualified personnel and the ability to control other operational aspects of its growth. Accordingly, there can be no assurance that the Company will successfully achieve further expansion on the schedule currently anticipated or otherwise. In addition, increased national expansion could subject the Company to greater risks associated with maintaining financial and operating controls.

DEPENDENCE ON CONTINUING VIABILITY OF VIDEO GAME MARKET AND INVENTORY
AVAILABILITY

         Growth of the Company's business depends on the continuing desire of consumers to purchase video games as a form of interactive home entertainment. Purchases of video games are discretionary and may be influenced by numerous factors such as economic conditions that affect disposable income and changes in consumer preferences related to the expenditure of entertainment dollars. Earlier generations of video games achieved initial market acceptance, but sales declined sharply when consumer interest was not sustained. The Company believes that development of new technologies will help retain existing and attract new consumers, but there can be no assurance that the popularity of video games will continue or increase in the future.

TECHNOLOGICAL CHANGES

         The market for interactive entertainment products is characterized by rapidly changing technology and user preferences, evolving industry standards and frequent new product introductions. Game systems newly introduced include, but are not limited to, Sega(R) Saturn, Sony(R) PlayStation and Nintendo(R) 64. Although the Company believes that its concept of creating a secondary market for previously played games and equipment will apply to each of these new game systems, there can be no assurance that this new technology or other future technology will gain market acceptance with consumers.

          The interactive entertainment industry was in transition, during the latter months of fiscal 1995 and throughout fiscal 1996, from the maturing 16-bit video game product category to advanced next generation video games and software. There can be no assurance as to market acceptance of the new 32 and 64-bit product offerings, if or for how long these products categories will dominate the market, the timing of future generations of product technology, and what effect changes in the market may have on the Company's ability to obtain new or previously played product, or to effectively compete with these new product offerings.

--------------------
Nintendo(R) is a registered trademark of Nintendo of America Inc., Sega(R) is a registered trademark of Kabushiki Kaisha Sega Enterprises d/b/a Sega Enterprises Limited, and Sony(R) is a registered trademark of the Sony Corporation.

         To date, video games and equipment have been distributed primarily through retail stores. Other distribution channels have included the Sega Channel, which is a pay cable channel available to a wide audience of cable equipped households in select markets. The Sega Channel provides consumers the opportunity to select 16-bit Sega Genesis games on demand from a large catalog of titles, temporarily download them to their video game systems, and play them in their homes. Other distribution channels for interactive entertainment would include on-line services, such as delivered through the Internet. Although the Company currently believes that these services tend to broaden exposure and promote interactive entertainment, there can be no assurance that any such means of distributing games does not and will not reduce sales of interactive video games and equipment through retail stores. Any such reduction could materially adversely affect the Company's financial and operating results.

COMPETITION

         The interactive home entertainment retailing business is highly competitive and can generally be divided into two major segments: retailers of new merchandise and retailers of previously played merchandise. While the Company anticipates that it will face competition from both segments, both for customers and with respect to price.

         The Company competes with the following categories of retailers of new interactive entertainment product: mass merchandisers, such as Target, Wal-Mart, and K-Mart; national department stores, toy stores and consumer electronics superstores; and national retail chains that specialize in computer software, such as Electronics Boutique, Babbages and Software Etc. NeoStar Retail Group, Inc. ("NeoStar"), the parent company of Babbages and Software Etc., filed for bankruptcy protection in September 1996. Subsequently, on November 11, 1996, NeoStar announced that it would close all of its stores, which are located primarily in malls, due to growing competition from computer superstores and discounters that also carry games and computer software. There can be no assurance that the Company will not experience increased competition from these retailers, most of whom have substantially greater market presence and greater resources than the Company.

         In addition, many competitors now feature trade-in opportunities through which consumers are able to realize value for their previously played product. There can be no assurance that retailers of new product, most of whom have substantially greater market presence and greater resources than the Company, will not move more aggressively into the previously played market and compete directly with the Company. Also, retailers which discount new merchandise may cause increased pricing pressure for the Company's previously played product offerings.

         Previously played video game merchandise has primarily been sold through regional and local companies that buy and sell previously played video game merchandise. The Company is aware of several smaller companies, including one with approximately 40 stores, that buy and sell previously played video games by mail or through retail stores. The Company believes that at least one of these companies plans to use franchising as a means of expanding its store base. There can be no assurances that any of these companies will not expand their activities and compete directly with the Company in more of its existing or future geographic locations. Such expanded competition could have a material adverse affect on the Company's results of operations. In addition, in its current geographic markets, the Company frequently competes with small operations that buy and sell previously played video game merchandise and with movie/video rental outlets which may sell games.

         The Company anticipates that as it expands into new markets it will increasingly be required to compete with other providers for sales of interactive entertainment.

PRODUCT SUPPLY

         The Company's success is largely dependent upon its ability to obtain the game titles sought by its customers. The Company obtains most of its previously played inventory from its customers, primarily from purchases made in its retail operations. The Company adjusts the price that it pays for each item of previously played merchandise (the "bid" price) regularly and currently adjusts its selling price (the "ask" price) once each month. All purchase and selling prices are determined by corporate management and are not subject to change at the store level. By adjusting these bid and ask prices, the Company seeks to maintain substantial Company-wide control over both its inventory levels as well as its gross margins on an item-by-item basis. However, misjudgments by management regarding the popularity of certain video games could create overstocked or understocked inventories, resulting in decreased margins or sales declines, either of which could materially adversely affect the Company's financial and operating results.

         The Company purchases new interactive entertainment hardware, software and accessories from various industry licensees and manufacturers. As the industry continues the transition from the 16-bit product to advanced 32 and 64-bit product, the Company believes that new product pricing, availability, acceptance and market penetration will impact its operating results. In addition, misjudgments by management regarding the popularity of certain new products could materially adversely affect the Company's financial and operating results.

DEPENDENCE ON KEY PERSONNEL

         The development and operation of the Company have depended and will continue to depend on the efforts and skills of key management personnel. David
R. Pomije, the Company's founder, has been instrumental to the Company's development and growth. The loss of his services, for any reason, would have a material adverse effect on the Company's operations. The Company will be dependent on the efforts and skills of Mr. Pomije and other key management personnel as well as its ability to attract and retain other key employees in the future. The Company has not entered into employment agreements with any employee, including Mr. Pomije, but all key personnel (including all executive officers) have signed agreements not to disclose confidential information regarding the Company's business for a period of five years after termination of employment or to engage in any business competitive with the Company within any of the Company's established or identified markets within one year of termination. The Company currently maintains and is the beneficiary of key person life insurance policies on Mr. Pomije totaling $3 million.

POSSIBLE NEED FOR ADDITIONAL CAPITAL

         The Company believes that cash from operations and funds available under its revolving credit facility will provide sufficient funds for financing the planned store openings, working capital needs and other capital expenditures for at least 12 months. If the expenses of expansion exceed current estimates or if the stores do not perform at anticipated levels, the Company may need additional capital to fund its continued growth. There can be no assurance that any needed additional financing will be available on acceptable terms, if at all.

SEASONALITY

         The Company generates the majority of its net sales during the third and fourth fiscal quarters, which include the holiday season. As a result of lower net sales in the first and second fiscal quarters, the Company has historically had operating losses during this period and expects such losses to continue to occur in the future. Operating results may also fluctuate from quarter to quarter as a result of the amount of net sales contributed by new stores, the timing of and costs associated with new store openings, new product releases and a variety of other factors.

CONTROL OF THE COMPANY

         David R. Pomije, chief executive officer of the Company, owns approximately 44% of the outstanding Common Stock and may be able to elect the entire Board of Directors of the Company and continue to direct the affairs of the Company, including the appointment of officers and determination of officers' compensation.

POSSIBLE STOCK PRICE VOLATILITY

         The market price for shares of the Common Stock may be highly volatile depending on various factors, including the general economy, competition among the Company's competitors, stock market conditions, announcements by the Company, its vendors or competitors, announcements of technological innovations or products that may affect the Company's business and fluctuations in the Company's operating results.

                              SELLING SHAREHOLDERS

         This Prospectus relates to the offering of up to 85,000 shares of Common Stock of the Company by the persons named in the following table (the "Selling Shareholders"). All shares offered hereby have been or will be issued pursuant to warrants (collectively, the "Warrants"). The following table sets forth certain information, as of September 29, 1996, and as adjusted to reflect the issuance of the shares pursuant to the Warrants and sale of the shares offered hereby, with respect to the beneficial ownership of the Company's Common Stock by the Selling Shareholders and any relationships they may have with the Company. Unless otherwise indicated, the Selling Shareholders possess sole voting and investment power with respect to the shares shown.

                                    Prior to Offering(1)       After Offering(1)
                                    --------------------       -----------------
                                                             Number
                                        Number               Shares    Number of
Name                                  of Shares   Percent  to be Sold    Shares
------------------------              ---------   -------  ----------  ---------

David B. Johnson(2)                     42,500       *       42,500          0

Paul Kuehn(2)                           42,500       *       42,500          0
                                        ------       -       ------       ------

     TOTAL                              85,000       *       85,000          0
                                        ======       =       ======       ======
* less than one percent

(1) All of the shares of Common Stock offered hereby have been or will be issued upon exercise of Warrants. This table assumes that all of the shares offered hereby by each Selling Shareholder will be sold pursuant to this Prospectus.

(2) In connection with the initial public offering of the Company's Common Stock, Miller, Johnson & Kuehn, Incorporated ("MJK") received a five-year Warrant dated August 17, 1992 to purchase up to 100,000 shares of Common Stock, exercisable at a price of $6.00 per share. The Warrant was subsequently assigned to principals of MJK, including David B. Johnson and Paul Kuehn. Warrants to purchase 15,000 shares of Common Stock were previously exercised and the shares of Common Stock issued upon such exercise have been sold. The Warrant also contains a cashless conversion option based on the market value of the Common Stock at the time of exercise. For purposes of this table it is assumed that the holders exercise the Warrant for the maximum number of shares. The Warrant also provides for certain other usual and customary terms, including that the Company and holders indemnify each other against certain liabilities, including liabilities arising under the Securities Act. The Company and the Selling Shareholders have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable.


                                 USE OF PROCEEDS

         The up to 85,000 shares of Common Stock being offered hereby are being sold by the Selling Shareholders. The Company will not receive any of the proceeds from the sale of the Common Stock offered hereby.

                              PLAN OF DISTRIBUTION

         Any or all of the shares of Common Stock offered hereby may be sold from time to time to purchasers directly by the Selling Shareholders. Alternatively, the Selling Shareholders may from time to time offer the Common Stock through underwriters, dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of Common Stock for whom they may act or to whom they may sell as principal, or both (which compensation as to particular underwriter, broker or agent may be in excess of customary commissions). If applicable, one or more supplemental prospectuses will be filed pursuant to Rule 424 under the Securities Act to describe any material arrangements for the sales of shares offered hereunder when such arrangements are entered into by any of the Selling Shareholders and any of the underwriters, brokers or agents that participate in the sale of shares. The Selling Shareholders and any such underwriters, dealers or agents that participate in the distribution of Common Stock may be deemed to be underwriters under the Securities Act, and any profit on the sale of the Common Stock by them and any discounts, commissions or concessions received by them may be deemed to be underwriting discounts and commissions under the Securities Act. To the knowledge of the Company as of the date hereof, there are no special selling arrangements between any underwriters, brokers, agents or other person and any Selling Shareholder.

         At the time a particular offer of Common Stock is made, to the extent required, a supplement to this prospectus will be distributed which will set forth the aggregate principal amount of Common Stock being offered and the terms of the offering, including the name or names of the particular Selling Shareholders, any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the Selling Shareholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers, including the proposed selling price to the public.

         The Common Stock may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. The Company will not receive any of the proceeds from the sale by the Selling Shareholders of the Common Stock offered hereby.

         The Common Stock offered hereby was originally issued, in transactions exempt from registration under the Securities Act pursuant to Section 4(2) thereof, upon exercise of various warrants issued in May 1992, and has been registered hereby for resale by the Selling Shareholders. See "Selling Shareholders."

                                  LEGAL MATTERS

         Certain matters with respect to the legality of the issuance and sale of the shares offered hereby will be passed upon for the Company by Mackall, Crounse & Moore, PLC, Minneapolis, Minnesota. Barry Lazarus, a partner in Mackall Crounse & Moore, PLC, beneficially owns 2,700 shares of Common Stock.

                                     EXPERTS

         The financial statements of Funco, Inc. incorporated by reference in Funco, Inc.'s Annual Report on Form 10-K for the year ended March 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements (to the extent covered by consents filed with the Securities and Exchange Commission) given upon the authority of such firm as experts in accounting and auditing.